January 14, 2011

SUBMITTED VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Radian Group Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Quarterly Period Ended September 30, 2010 File Number: 001-11356

Dear Mr. Rosenberg:

We are in the process of carefully considering and preparing our response to each of the comments included in your letter dated December 16, 2010. We currently expect to submit our formal response to each of the comments included in your December 16, 2010 letter (our response will be filed via EDGAR) on or before January 21, 2011.

If you have any questions or concerns about the proposed timing of our response, please do not hesitate to contact me at (215) 231-1286.

Sincerely,

/s/ Catherine M. Jackson

Catherine M. Jackson
Senior Vice President and Corporate Controller